December 23, 2024

RAPT Therapeutics, Inc.
561 Eccles Avenue
South San Francisco, California 94080

Re: Exchange Agreement

Ladies and Gentlemen:

This letter agreement (the "*Agreement*") confirms the agreement of RAPT Therapeutics, Inc., a Delaware corporation (the "*Company*"), and the holders of the number of shares of the Company's Common Stock, par value $0.0001 per share (the "*Common Stock*"), listed on Schedule I attached hereto (the "*Stockholders*"), pursuant to which the Stockholders have agreed to exchange an aggregate of 2,951,425 shares (the "*Shares*") of Common Stock beneficially owned by the Stockholders in consideration for aggregate pre-funded Common Stock purchase warrants to purchase up to 2,951,425 shares of Common Stock (the "*Warrant Shares*") in the form attached hereto as Exhibit A (the "*Pre-Funded Warrants*") on the terms specified below.

In consideration of the foregoing, the Company and the Stockholders, severally and not jointly, agree as follows:

(1)   No later than the close of business on December 23, 2024, or such other date as mutually agreed upon by the parties of this Agreement (the "*Closing Date*"), the Stockholders shall exchange the Shares for the Pre-Funded Warrants (the "*Exchange*") in the respective amounts listed on Schedule I. The Exchange shall be consummated pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the "*Securities Act*"). On or prior to the Closing Date: (a) the Company and the Stockholders shall jointly and irrevocably instruct Equiniti Trust Company, LLC (the "*Transfer Agent*") to retire, cancel or re-register the Shares in the name of the Company; and (b) the Company shall irrevocably issue and deliver to the Stockholders the Pre-Funded Warrant exercisable for the Warrant Shares, in the amounts and in the names set forth on Schedule I and shall irrevocably instruct the Transfer Agent to reserve 2,951,425 shares of Common Stock, issuable upon the exercise of the Pre-Funded Warrants.

(2)   The Company represents and warrants to the Stockholders as follows:

(a)   Neither the Company nor any of its affiliates nor any person acting on behalf of or for the benefit of any of the forgoing, has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration (within the meaning of Section 3(a)(9) of the Securities Act and the rules and regulations of the U.S. Securities and Exchange Commission (the "*Commission*") promulgated thereunder) for soliciting the Exchange. Assuming the representations and warranties of the Stockholders contained herein are true and complete, the Exchange will qualify for the registration exemption contained in Section 3(a)(9) of the Securities Act.

(b)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into this Agreement and to consummate the Exchange. The execution, delivery and performance of this Agreement by the Company, the consummation of the Exchange and the issuance of the Pre-Funded Warrants will not (i) violate any provision of the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any of its subsidiaries or their respective properties or assets, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its subsidiaries is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any of its subsidiaries is bound or affected, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, management, financial position or results of operations of the Company and its subsidiaries taken as a whole or its ability to consummate the Exchange. The Company has taken all necessary action required for the due authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby. Each of this Agreement and the Pre-Funded Warrants have been (or upon delivery will have been) duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Stockholders) and constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the same may be limited by applicable bankruptcy, examinership, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

(c)   It has reserved a sufficient number of shares of Common Stock as may be necessary to fully permit the exercise of the Pre-Funded Warrants as of the date of issuance and the issuance of the Warrant Shares, without regard to any adjustment provisions or beneficial ownership limits set forth in the Pre-Funded Warrants.

(d)   There is no action, suit, or any proceeding or, to the Company's knowledge, investigation, by or before any governmental authority pending against the Company that challenges the consummation by the Company of this Agreement or the transactions contemplated hereby or would, individually or in the aggregate, otherwise reasonably be expected to have a material adverse effect on the business, management, financial position or results of operations of the Company and its subsidiaries taken as a whole or its ability to consummate the Exchange.

(e)   The issuance of the Pre-Funded Warrants and the Warrant Shares has been duly authorized and the Pre-Funded Warrants, when delivered to the Stockholders pursuant to the Exchange in accordance with the terms of this Agreement, and the Warrant Shares, when issued to the Stockholders in accordance with the terms of the Pre-Funded Warrants, (i) will be validly issued, fully paid and non-assessable, (ii) will be free and clear of any lien, pledge, restriction or other encumbrance, option, equity or other adverse claim thereto, including claims or rights under any voting trust agreements, shareholder agreements or other agreements and (iii) will not be subject to any preemptive, participation, rights of first refusal or other similar rights (other than any such rights that will be waived prior to the Closing Date).

(f)   Assuming the truth and accuracy of the representations and warranties and compliance with the covenants of the Stockholder herein, the Pre-Funded Warrants and the Warrant Shares will be issued in the Exchange and subsequent exercise exempt from the registration requirements of the Securities Act pursuant to 3(a)(9) of the Securities Act.

(g)   No consent, approval, waiver, exemption, authorization, notice, registration, declaration or filing is required to be obtained by or from, or to be given by the Company to, or

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made by the Company with, any governmental entity in connection with the execution, delivery and performance by the Company of this Agreement (including to issue the Pre-Funded Warrants and the Warrant Shares).

(h)   As of the date hereof, there are 34,958,253 shares of Common Stock issued and outstanding. After giving effect to the Exchange, there will be 32,006,828 shares of Common Stock issued and outstanding.

(3)   Each Stockholder, as to itself only, represents and warrants to the Company as follows:

(a)   The Stockholder has the requisite power and authority to enter into this Agreement and consummate the Exchange. The execution, delivery and performance of this Agreement by the Stockholder and the consummation by the Stockholder of the Exchange will not conflict with or result in any violation of, breach or default by the Stockholder (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of the Stockholder, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to the Stockholder or its properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of the Stockholder to consummate the Exchange. The Stockholder has taken all necessary action required for the due authorization, execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby.

(b)   The Stockholder is the beneficial owner of, and has valid and marketable title to, the Shares being exchanged by it pursuant to this Agreement, free and clear of any lien, pledge, restriction or other encumbrance (other than restrictions arising pursuant to applicable securities laws or that the Stockholder may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker), and has the absolute and unrestricted right, power and capacity to surrender and exchange the Shares being exchanged by it pursuant to this Agreement, free and clear of any lien, pledge, restriction or other encumbrance. It is not a party to or bound by, and the Shares being exchanged by it pursuant to this Agreement are not subject to, any agreement (other than this Agreement), understanding or other arrangement (i) granting any option, warrant or right of first refusal with respect to such Shares to any person, (ii) restricting its right to surrender and exchange such Shares as contemplated by this Agreement, or (iii) restricting any other of its rights with respect to such Shares, and it will receive no additional consideration for the Shares other than the Pre-Funded Warrant.

(c)   Neither the Stockholder nor any of its affiliates nor any person acting on behalf of or for the benefit of any of the forgoing, has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration (within the meaning of Section 3(a)(9) and the rules and regulations of the Commission promulgated thereunder) for soliciting the Exchange.

(4)   Except as expressly set forth in this Agreement to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the Exchange and the consummation of the transactions contemplated hereby.

(5)   This Agreement, and any action or proceeding arising out of or relating to this Agreement, shall be exclusively governed by the laws of the State of New York.

(6)   In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect. In such an event, the Stockholder and the Company shall endeavor in good faith negotiations to modify this Agreement so as to affect the original intent of the parties as closely as possible.

(7)   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(8) Notwithstanding any other provision hereof to the contrary, if the Exchange has not occurred by the Closing Date, unless otherwise mutually agreed in writing to by the parties to this Agreement, the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party.

[SIGNATURE PAGE FOLLOWS]

Please sign to acknowledge agreement with the above terms and return to the undersigned.

Stockholder:

THE COLUMN GROUP II, LP

By: The Column Group II GP, LP
Its: General Partner

By: The Column Group, LLC
Its: General Partner

By: /s/ James Evangelista
Name: James Evangelista
Title: Chief Financial Officer

Signature Page to Exchange Agreement

Please sign to acknowledge agreement with the above terms and return to the undersigned.

Stockholder:

PONOI CAPITAL, LP

By: Ponoi Management, LLC
Its: General Partner

By: /s/ James Evangelista
Name: James Evangelista
Title: Chief Financial Officer

Signature Page to Exchange Agreement

Acknowledged and agreed to:

RAPT THERAPEUTICS, INC.

By: /s/ Rodney Young
Name: Rodney Young
Title: Chief Financial Officer

Signature Page to Exchange Agreement

SCHEDULE I

Stockholder	Shares of Common Stock to be Exchanged	Broker Name	Broker DTC #	Warrant Shares
The Column Group II, LP	1,352,008	Merrill Lynch	8862	1,352,008
Ponoi Capital, LP	1,599,417	Merrill Lynch	8862	1,599,417

EXHIBIT A

FORM OF PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK